

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2024

Yehuda Levy
Chief Executive Officer
EzFill Holdings, Inc.
67 NW 183rd St.
Miami, Florida 33169

      Re: EzFill Holdings, Inc.
          Amendment No. 7 to Registration Statement on Form S-1
          Filed October 9, 2024
          File No. 333-275761

Dear Yehuda Levy:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed October 9, 2024

Cover Page

1.   Please advise whether the company will be deemed a "controlled company" under the Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose here and in the prospectus summary that you are a controlled company and the percentage of voting power that the controlling stockholder will hold after completion of the offering and the closing of the Exchange Agreement and, if true, that this controlling stockholder will have the ability to determine all matters requiring approval by stockholders. Additionally, if applicable, please include a new risk factor to discuss the effect, risks and uncertainties of being a controlled company. In this regard, we note your disclosure on page 63 that indicates Mr. Farkas will control approximately 93% of the company

after the completion of the offering and the closing of the Exchange Agreement.

Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig D. Linder, Esq.